UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the Third Quarter Ended December 31, 2008

Tokyo, February 16, 2009 — Mitsubishi UFJ Financial Group, Inc. hereby announces the risk-adjusted capital ratio based on the Basel 2 standards for the third quarter ended December 31, 2008 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)

	As of December 31, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio **	10.72%	11.19%
(2) Tier 1 ratio	7.51%	7.60%
(3) Tier 1 capital	8,245.7	8,293.7
(4) Qualified Tier 2 capital	3,835.8	4,441.8
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	307.6	519.7
(7) Net qualifying capital (3) + (4) + (5) - (6)	11,773.8	12,215.8
(8) Risk-adjusted assets	109,748.8	109,075.6
(9) Required Capital *	8,779.9	8,726.0

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)

	As of December 31, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio ***	10.98%	11.20%
(2) Tier 1 ratio	7.39%	7.43%
(3) Tier 1 capital	6,621.6	7,037.5
(4) Qualified Tier 2 capital	3,416.6	3,917.5
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	211.2	344.1
(7) Net qualifying capital (3) + (4) + (5) - (6)	9,826.9	10,611.0
(8) Risk-adjusted assets	89,496.6	94,686.8
(9) Required Capital *	7,159.7	7,574.9

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)

	As of December 31, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio ***	12.31%	13.13%
(2) Tier 1 ratio	10.26%	9.94%
(3) Tier 1 capital	1,269.7	1,248.9
(4) Qualified Tier 2 capital	316.2	442.5
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	62.7	41.3
(7) Net qualifying capital (3) + (4) + (5) - (6)	1,523.2	1,650.2
(8) Risk-adjusted assets	12,372.7	12,565.1
(9) Required Capital *	989.8	1,005.2

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

	(in billions of yen)

	As of December 31, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio ***	11.33%	11.44%
(2) Tier 1 ratio	7.84%	7.65%
(3) Tier 1 capital	6,506.7	6,467.5
(4) Net qualifying capital	9,407.7	9,675.8
(5) Risk-adjusted assets	82,965.0	84,508.5
(6) Required Capital *	6,637.2	6,760.6

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

	(in billions of yen)

	As of December 31, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio ***	12.12%	12.87%
(2) Tier 1 ratio	9.96%	9.55%
(3) Tier 1 capital	1,221.3	1,192.8
(4) Net qualifying capital	1,486.2	1,607.2
(5) Risk-adjusted assets	12,255.0	12,483.9
(6) Required Capital *	980.4	998.7

Notes	*	8% of total risk-adjusted assets
	**	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No. 20, 2006.
	***	Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No. 19, 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-6770